EXHIBIT (a)(1)(G)

               SUPPLEMENT DATED JULY 12, 2005 TO OFFER TO PURCHASE

                            NATUREX ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                  NATUREX S.A.

                        HAS AMENDED ITS TENDER OFFER FOR
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                                PURE WORLD, INC.


     The following supplementary information is provided in connection with the Offer by Naturex Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Naturex S.A., a societe anonyme organized under the laws of the French Republic ("Naturex"), described in the Offer to Purchase dated June 17, 2005 ("Offer to Purchase"), for all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Pure World, Inc. (the "Company" or "Pure World"), at $4.30 per share, net to the seller in cash.

     All terms used in this Supplement that are defined in the Offer to Purchase have the same meanings in this Supplement as in the Offer to Purchase.

     This Supplement, which is being included as part of Amendment No.1 to Tender Offer Statement on Schedule TO filed by Naturex and the Purchaser with the Commission, is not to be deemed to constitute an admission that any of the information contained in this Supplement is material.


                            SUPPLEMENTARY INFORMATION

     1. Withdrawal Rights. The Offer to Purchase is amended by deleting in its entirety the third paragraph under the heading "4. WITHDRAWAL RIGHTS" (page 13 of the Offer to Purchase).

     2. Material U.S. Federal Income Tax Consequences. The Offer to Purchase is amended by (a) changing the heading of this section (on the top of page 14 of the Offer to Purchase) to read in its entirety "5. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" and (b) deleting in their entirety the first two sentences under the foregoing referenced heading and replacing then with the following:

     "The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to particular stockholders of the Company in light of their particular circumstances."

     3. Certain Projections Provided by the Company. The Offer to Purchase is amended by inserting the following sentence immediately after the fourth sentence under the heading "7. CERTAIN INFORMATION CONCERNING THE COMPANY - CERTAIN PROJECTIONS PROVIDED BY THE COMPANY" (page 16 of the Offer to Purchase):

     "Such assumptions include the following: (i) that sales (regular) would increase at a 10% annual rate from 2005 to 2006, (ii) that sales (other than regular) for 2006 remain unchanged from other sales projected for



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     2005, (iii) that the variable cost of sales would represent 70% of sales, and that fixed costs of sales are $5 million, (iv) that general and administrative expenses would represent 12% of total sales and (v) that patent expenses would be fully amortized by the end of 2005."

     4. Source and Amount of Funds. The Offer to Purchase is amended by (i) adding the following words to the end of the fourth sentence of the second paragraph under the heading "9. SOURCES AND AMOUNT OF FUNDS" (page 18 of the Offer to Purchase): ", or 2.92% per annum as of July 11, 2005" and (ii) deleting in its entirety the third paragraph under such heading and replacing it with the following paragraphs (page 19 of the Offer to Purchase):

     "Naturex has also entered into a loan agreement, dated June 28, 2005 ("New Loan Agreement"), with Credit Lyonnais, CIC Lyonnaise de Banques, CRCAM Alpes Provence, Societe Generale and Natexis, acting for itself and as agent for such lenders (collectively, the "Banks"), providing for two credit facilities ("New Facilities"), one in the amount of up to 7.5 million Euros ("Tranche A") and the second in the amount of up to $US22.5 million ("Tranche B"), each of which will be available on a revolving credit basis. Naturex has drawn down under the New Facilities funds sufficient to acquire all of the Shares. Tranche A is repayable over five years and Tranche B is repayable over seven years. Tranche A bears interest at the Euribor rate plus 1.30% per annum, or 3.42% as of July 11, 2005, and Tranche B bears interest at the Libor (one month) rate plus 1.30% per annum until June 30, 2006, or approximately 3.40% as of July 11, 2005, and at the Libor (three months) rate plus 1.30% per annum thereafter.

     Naturex has agreed to use the proceeds from the exercise of stock options and convertible bonds, if any, as well as from any future issuance of new shares to repay Tranche A. Tranche B is repayable in 25 consecutive quarterly installments of $US865,385 each, commencing on March 31, 2006, and one final installment of $US865,375. As security for the performance of its obligations under the New Loan Agreement, Naturex has agreed to pledge to the Banks all of the outstanding shares of the capital stock of the Purchaser and Naturex Inc., a wholly-owned Delaware subsidiary of Naturex. The New Loan Agreement contains customary representations, warranties, affirmative and negative covenants, defaults and acceleration provisions. The summary of the New Facilities is qualified in its entirety by reference to the New Loan Agreement, a copy of which is filed as an exhibit to the Schedule TO, as amended."


                                         NATUREX ACQUISITION CORP.